Our File No.: 4217.131.pro	Jason K. Yick
	Direct:	604.331.9545
June 13, 2012	Email:	jky@mortonandco.com

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention:    Ronald Alper

Dear Sir:

Re:	EMC Metals Corp. (the “Company”)
Registration Statement on Form S-1 filed May 9, 2012
File No. 333-181271
Form 10-K for the Period Ended December 31, 2011 filed February 14, 2012
File No. 000-54416

We are legal counsel to the Company. We have been asked to assist in providing a response to your letter to the Company dated May 30, 2012. Please see the Company’s responses below, which are presented in the same order as the comments in your letter. The Company has filed an amended registration statement on Form S-1 on EDGAR (the “Amended Registration Statement”) in connection with this response letter.

1. General

We acknowledge the Staff’s comment and have revised the registration statement as follows:

  We have revised the cover page of the Amended Registration Statement to include the following:

  “We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements.”

  We have revised page 7 of the Amended Registration Statement (“Summary Information”) to include updated disclosure under the heading “Emerging Growth Company Status.”

  We have revised page 8 of the Amended Registration Statement to include updated disclosure under the heading “Critical Accounting Policies.”

  We have revised page 13 of the Amended Registration Statement (“Risk Factors”) to include updated disclosure under the heading “Pursuant to the recently enacted JOBS Act, we will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.”

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
Telephone: 604.681.1194 • Facsimile: 604.681.9652 * A Partnership of Law Corporations

MORTON & COMPANY	Page 2

2. Plan of Distribution, page 14

We acknowledge acknowledges the Staff’s comment and have revised the registration statement as follows:

  We have revised page 15 of the Amended Registration Statement (“Plan of Distribution”), to include updated disclosure that: (i) Spartan Securities Group Ltd. (“Spartan”) is a registered broker-dealer; (ii) 750,000 common shares may be acquired by Spartan on exercise of warrants that were received as compensation in connection with Spartan’s services in introducing CR Magnetics Inc., a selling shareholder, to the Company; and (iii) Spartan is not an underwriter of the securities subject to this registration statement.

3. Signatures, page 21

Please see page 23 of the Amended Registration Statement, which contains the signature of Edward Dickinson, the principal financial officer and the principal accounting officer of the Company.

4. Consent

Please see updated consent from Davidson & Company LLP, Chartered Accountants, filed as an exhibit with the Amended Registration Statement.

5. Form 10-K for the Period Ended December 31, 2012

Please see Form 10-K/A that was filed on EDGAR on June 5, 2012, which includes a conforming signature from Davidson & Company LLP, Chartered Accountants.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned at 604.331.9545 or jky@mortonandco.com.

Yours truly,

MORTON & COMPANY

/s/ Jason K. Yick

Per:     Jason K. Yick